March 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust I
1933 Act Registration No. 333-102228
1940 Act Registration No. 811-21265

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust I (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 250 (the“Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to identify the changes to nine Funds in the Trust, identified below:

PowerShares Fundamental Pure Large Core Portfolio

PowerShares Fundamental Pure Large Growth Portfolio

PowerShares Fundamental Pure Large Value Portfolio

PowerShares Fundamental Pure Mid Core Portfolio

PowerShares Fundamental Pure Mid Growth Portfolio

PowerShares Fundamental Pure Mid Value Portfolio

PowerShares Fundamental Pure Small Core Portfolio

PowerShares Fundamental Pure Small Growth Portfolio

PowerShares Fundamental Pure Small Value Portfolio

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (630) 684-6724.

Very truly yours,

/s/ Adam Henkel
Adam Henkel Counsel